[Letterhead of Vocalscape Networks, Inc.]

June 26, 2006

DELIVERED BY ELECTRONIC SUBMISSION
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:	Vocalscape Networks, Inc. Registration Statement on Form S-8 Filed on February 16, 2006 File Number: 333-131905

To Whom It May Concern:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Vocalscape Networks, Inc., a Nevada corporation (the "Registrant"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement on Form S-8 (File No. 333-131905), filed on February 16, 2006 (the “Registration Statement"). The Registrant has decided not to sell, and has not sold, any securities under the Registration Statement.

Please address any correspondence regarding this request for withdrawal of the Registration Statement to the undersigned at 305-1847 W. Broadway, Vancouver, B.C., Canada V6J 1Y6. If you have any questions regarding this request, please call the undersigned at (604) 696-6313.

Thank you for your time and efforts.

Very truly yours, Vocalscape Networks, Inc. /s/ Ron McIntyre Ron McIntyre President